UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.___)*

                          IPC Information Systems, Inc.
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                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                    44980K107
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                                 (CUSIP NUMBER)

               Daniel Utevsky, Esq., General Counsel and Secretary
                          IPC Information Systems, Inc.
                       Wall Street Plaza, 88 Pine Street,
                     New York, New York 10005 (212) 825-9060
--------------------------------------------------------------------------------

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 October 3, 1994
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             Exhibit Index at Page 8


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



                                                 SCHEDULE 13D
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CUSIP No.  44980K107                                                                              Page 2 of 8 Pages

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1.       NAME OF REPORTING PERSON..............................................................Peter J. Kleinknecht
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON..............................................###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) /_/
                                                                                                 (b) /_/

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         PF, 00

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                                      /_/

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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NUMBER                                      7.       SOLE VOTING POWER
OF                                                   2,869,348
SHARES                                      -----------------------------------------------------------------------
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                0
BY                                          -----------------------------------------------------------------------
EACH                                        9.       SOLE DISPOSITIVE POWER
REPORTING                                            2,854,348
PERSON                                      -----------------------------------------------------------------------
WITH                                        10.      SHARED DISPOSITIVE POWER
                                                     0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,869,348

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                                                /X/

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%

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14.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of IPC Information Systems, Inc., a Delaware corporation having its principal executive offices at 88 Pine Street, Wall Street Plaza, New York, New York 10005 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Peter J. Kleinknecht (the "Reporting Person"), the Vice Chairman, President and Director of IPC Information Systems, Inc., 88 Pine Street, Wall Street Plaza, New York, New York 10005.

         During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In October 1991, the Reporting Person together with Richard P. Kleinknecht, his brother, their respective children and other individuals acquired all of the shares of stock of the Issuer for $14,548,000, consisting of $10,000,000 cash and a purchase money note of $4,548,000. The Reporting Person's individual interest was 34.82%. Richard P. Kleinknecht's individual interest was 34.82%. Each of the three children of the Reporting Person, and each of the three children of Richard P. Kleinknecht, owned 4.07%, for an aggregate children's interest of 24.42%. Other individuals owned an aggregate of 7.60%. The purchase money note was guaranteed by the Reporting Person and Richard P. Kleinknecht and remains outstanding.

         The acquisitions of shares of Common Stock during the past sixty days
(a) by the Reporting Person as custodian for his son, Gavin Kleinknecht, as described in Item 5, were from the funds of the Reporting Person as custodian and (b) by Keir Kleinknecht, also the Reporting Person's son, as described in
Item 5, were from the personal funds of such individual. The acquisitions of shares of Common Stock by Sabrina Kleinknecht, the Reporting Person's daughter the beneficial ownership of shares of Common Stock of whom is disclaimed by the Reporting Person, were from the personal funds of such individual.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose for which the shares are being held by the Reporting Person is for investment. The Reporting Person will continuously evaluate the business, prospects and financial condition of the Issuer, the market for the shares and the conditions in the economy and the industry in which the Issuer is engaged, all with a view to determining whether to hold, decrease or add to the investment in the Issuer, through open market, privately negotiated or any other share transactions.



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



         The Reporting Person has no plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Upon consummation of the Issuer's initial public offering of 3,250,000 shares of Common Stock on October 3, 1994 and the issuance on that date of 30,000 shares to an officer of the Issuer, there were 10,536,272 shares of Common Stock outstanding.

         The Reporting Person is currently the beneficial owner of 2,869,348 shares of Common Stock, representing 27.23% of the shares of Common Stock outstanding on October 3, 1994. This includes (a) 298,075 shares held as custodian for Mark Kleinknecht, Richard P. Kleinknecht's son, (b) 2,000 shares held by Keir Kleinknecht, Peter J. Kleinknecht's son, (c) 2,000 shares held as custodian for Gavin Kleinknecht, the Reporting Person's son and (d) 15,000 shares pursuant to an irrevocable proxy given by Jeffrey M. Gill, chief operating officer of the Issuer. Richard P. Kleinknecht and the Reporting Person are brothers.

         The Reporting Person disclaims beneficial ownership of 300,075 shares owned by his daughter, Sabrina Kleinknecht, as well as the option which Sabrina Kleinknecht holds to purchase 3,000 additional shares. These shares, as well as the option, are excluded from the shares reported above as beneficially owned by the Reporting Person.

         The Reporting Person has the sole power (a) to vote or to direct the vote with respect to 2,869,348 shares of Common Stock and (b) to dispose or to direct the disposition with respect to 2,854,348 shares of Common Stock. The Reporting Person does not share the power to vote or to direct the vote, or to dispose or to direct the disposition, of any shares of Common Stock.

         During the past sixty days, the Reporting Person has become the beneficial owner of the following additional shares of Common Stock through the following transactions:

                  As custodian for his son, Gavin Kleinknecht, the Reporting Person acquired 1,000 shares at $15.00 per share from the Issuer's initial public offering on October 3, 1994 and 1000 shares at $15.75 on October 4, 1994 pursuant to an open market transaction.

                  Keir Kleinknecht, also the Reporting Person's son, acquired 1,000 shares at $15.00 per share from the Issuer's initial public offering on October 3, 1994 and 1000 shares at $15.75 on October 4, 1994 pursuant to an open market transaction.

         The Reporting Person's daughter, Sabrina Kleinknecht, acquired 2,000 shares at $15.75 on October 4, 1994 pursuant to an open market transaction. The Reporting Person disclaims beneficial ownership of these 2,000 shares acquired by his daughter.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         The Reporting Person, for himself and as custodian for Mark Kleinknecht, has agreed with Smith Barney Inc., Kidder, Peabody & Co. Incorporated and Prudential Securities Incorporated, the managing underwriters of the Issuer's initial public offering, not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of, any shares of Common Stock for a period of 180 days from September 26, 1994, without the prior written consent of Smith Barney Inc.

         Pursuant to a Pledge Agreement dated April 28, 1994 (the "Pledge Agreement") made by the Reporting Person and Richard P. Kleinknecht jointly and severally to Citibank N.A. ("Citibank") and National Westminster Bank NJ ("NatWest") (collectively, the "Banks"), shares of Common Stock of the Issuer owned by the Reporting Person and his brother, Richard P. Kleinknecht, in an amount equal to 15 % of the outstanding shares of Common Stock, are subject to a first priority security interest given the Banks to secure certain debt of the Reporting Person and Richard P. Kleinknecht and certain companies controlled by them. The Reporting Person has satisfied one-half of this security interest obligation.

         The Reporting Person and Richard P. Kleinknecht together with a company controlled by them are guarantors (the "Guarantors") of a Credit Agreement Modification and Extension Agreement dated as of April 28, 1994 (the "Modification Agreement") by and among Kleinknecht Electric Company, Inc. (a New York corporation formerly George Kleinknecht, Inc.) ("KEC"), Kleinknecht Electric Company, Inc. (a New Jersey corporation formerly GK Telecommunications Inc.) ("GKT" and collectively with KEC, the "Borrowers"), the Guarantors and the Banks. The Modification Agreement consists of the extension and modification of various notes previously executed by the Borrowers. These notes consisted of (a) a note dated May 18, 1993 made by the Borrowers to Citibank in an aggregate principal amount of $2,848,000 and (b) a note dated May 18, 1993 made by GKT to NatWest in the original principal amount of $5,902,000. As modified by the Modification Agreement, the Borrowers are obligated to repay $5,832,467 to the Banks. The Reporting Person and Richard P. Kleinknecht are also guarantors of a certain real estate loan from Citibank in the original principal amount of $4,125,000 which had an unpaid principal balance of $3,900,000 as of April 28, 1994; and borrowers of a certain mortgage loan from NatWest in the original principal amount of $2,000,000 which had an unpaid principal balance of $1,458,333.95 as of April 28, 1994 ("NatWest Mortgage Loan"). Amounts due under the Modification Agreement and the real estate loans are collectively referred to as the "Obligations".

         The NatWest Mortgage Loan is payable in installments at a rate of 2.5% over NatWest's Prime Rate and is due on April 1, 1999. All of the other Obligations are payable in installments at a rate of 2.5% over the base rate announced publicly by Citibank from time to time and are due on January 31, 1995. All of the Obligations are current. The aggregate unpaid principal balance of the Obligations as of October 12, 1994 was approximately $7,654,000.

         Pursuant to an agreement between the Reporting Person and Richard P. Kleinknecht (the "Principal Stockholders") and the Issuer, the Principal Stockholders are entitled to certain rights with respect to the registration of shares of Common Stock held by the Reporting Person under the Securities Act of 1933, as amended (the "Act"). If the Issuer proposes to register any of its securities under the Act, either for its own account or for the account of other security holders, the Principal Stockholders are entitled to notice of the registration and are entitled to include, at the Issuer's expense, such shares therein, provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in the registration. In addition, the Principal Stockholders may require


                               (Page 5 of 8 Pages)
the Issuer, beginning six months after September 26, 1994, on not more than four occasions, to file a registration statement under the Act, at the Issuer's expense, with respect to their shares of Common Stock, and the Issuer is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, the Principal Stockholders may require the Issuer on three occasions, at the Issuer's expense, to register their shares on Form S-3 when such form becomes available to the Issuer, subject to certain conditions and limitations.

         The Reporting Person holds an irrevocable proxy from Jeffrey M. Gill, the Issuer's chief operating officer, with respect to one-half of all shares of Common Stock acquired by Mr. Gill pursuant to the terms of his employment agreement with the Issuer. This proxy currently applies to one-half of the 30,000 shares acquired by Mr. Gill upon consummation of the Issuer's initial public offering on October 3, 1994. Under his employment agreement, Mr. Gill could acquire a maximum of 159,285 additional shares of Common Stock in five annual installments of 31,857 each on the last day of the Issuer's fiscal years ending in 1995, 1996, 1997, 1998 and 1999, provided that Mr. Gill is then in the Issuer's employ. If such shares are acquired by Mr. Gill, the irrevocable proxy would permit the Reporting Person to vote one-half such shares for the duration of Mr. Gill's employment under his employment agreement with the Issuer.

ITEM 7. MATERIAL FILED AS EXHIBITS

         The following documents are filed as Exhibits to this Schedule 13D:


           EXHIBIT                            DESCRIPTION
           -------                            -----------
              A Lock-up Letter Agreements (2) dated April 26, 1994 with Smith Barney Inc., Kidder, Peabody & Co. Incorporated and Prudential Securities Incorporated.

              B Pledge Agreement dated April 28, 1994 with Citibank, N.A. and National Westminster Bank NJ and a letter dated May 4, 1994 from Gubman Sitomar Goldstein & Edletz P.C. to Leichner Ellman & Krause.

              C            Jeffrey M. Gill irrevocable proxy dated as of August
                           29, 1994.

              D Registration Rights Agreement dated as of May 9, 1994 between the Issuer and Richard P. Kleinknecht and Peter J. Kleinknecht.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 1994                           /s/ Peter J. Kleinknecht
                                              -------------------------------
                                                 Peter J. Kleinknecht



                               (Page 7 of 8 Pages)

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                                  EXHIBIT INDEX


EXHIBIT                        DESCRIPTION                             PAGE NO.
-------                        -----------                             --------

   A       Lock-up Letter Agreements (2) dated April 26, 1994              9
           with Smith Barney Inc., Kidder, Peabody & Co.
           Incorporated and Prudential Securities Incorporated.

   B       Pledge Agreement dated April 28, 1994 with Citibank,           12
           N.A. and National Westminster Bank NJ and a letter dated May 4, 1994 from Gubman Sitomar Goldstein &
           Edletz P.C. to Leichner Ellman & Krause.

   C       Jeffrey M. Gill irrevocable proxy dated as of August 29,       35
           1994.

   D       Registration Rights Agreement dated as of May 9, 1994          36
           between the Issuer and Richard P. Kleinknecht and Peter
           J. Kleinknecht.



                               (Page 8 of 8 Pages)